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Exhibit 12.1  Computation of Ratios of Earnings to Fixed Charges
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              (In millions, except ratio data)

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                                              Three Months Ended
                                                  March 31,                         Years ended December 31,
                                              -------------------        ------------------------------------------------
                                                1998         1997           1997       1996     1995      1994       1993
                                                ----         ----           ----       ----     ----      ----       ----
Earnings:

  Income (loss) from continuing operations
    before income taxes, extraordinary
    items and cumulative effect of change
    in accounting principle                   $36.2         $27.8          $(59.7)    $235.8   $152.7    $150.9     $(79.9)
  Minority interests                            0.9           2.4             8.9        9.6      5.1       1.6        0.5
  Undistributed (earnings) loss of
     affiliates                                (2.8)         (1.6)           (2.0)      (6.7)     1.9       4.0        0.3
  Interest expense and amortization
     of debt discount, fees and expenses       26.7          31.9           118.3      103.0     84.0      64.1       70.4
  Amortization of capitalized interest          1.5           1.8             7.0        7.5      7.7       7.5        7.4
  Interest included in rental expense           3.6           4.2            16.6       15.2     16.7      17.8       18.0
                                              -----         -----          ------     ------   ------    ------     ------
Total earnings                                $66.1         $66.5          $ 89.1     $364.4   $268.1    $245.9     $ 16.7
                                              =====         =====          ======     ======   ======    ======     ======
Fixed charges:

  Interest expense and amortization
   of debt discount, fees and expenses        $26.7         $31.9          $118.3     $103.0   $ 84.0    $ 64.1     $ 70.4
  Interest capitalized as part of
   fixed assets                                 1.5           0.6             6.6       15.5     10.2       2.7        0.6
  Interest included in rental expense           3.6           4.2            16.6       15.2     16.7      17.8       18.0
                                              -----         -----          ------     ------   ------    ------     ------
Total fixed charges                           $31.8         $36.7          $141.5     $133.7   $110.9    $ 84.6     $ 89.0
                                              =====         =====          ======     ======   ======    ======     ======
Ratio of earnings to fixed charges              2.1x          1.8x            0.6x       2.7x     2.4x      2.9x       0.2x
                                              =====         =====          ======      =====   ======    ======     ======
                                                                             (A)                (B)                   (C)
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(A)  Earnings did not cover fixed charges by $52.4 million for the year ended
     December 31, 1997. The ratio of earnings to fixed charges for the year ended December 31, 1997 before asset impairments and restructuring and other charges was 2.5x.

(B) The ratio of earnings to fixed charges for the year ended December 31, 1995 before the gain on the sale of FMC Wyoming stock, asset impairments, restructuring and other charges, and the write-off of acquired in-process research and development costs was 2.9x.

(C) Earnings did not cover fixed charges by $72.3 million for the year ended December 31, 1993. The ratio of earnings to fixed charges for the year ended December 31, 1993 before asset impairments and restructuring and other charges was 1.6x.